VIA EDGAR

Christopher Wimmer, General Counsel

4Front Ventures Corp.

7010 E. Chauncey Lane, Suite 235

Phoenix, AZ 85054

christopher.wimmer@4frontventures.com

January 9, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Attention: Eric Atallah; Tara Harkins

Re:	Front Ventures Corp.

Form 10-K for Fiscal Year Ended December 31, 2022

Form 8-K Filed November 20, 2023

File No. 000-56075

Dear Mr. Atallah and Ms. Harkins:

I write on behalf of 4Front Ventures Corp. (“4Front,” “we,” “us,” “our,” or the “Company”) to respond to a comment letter, dated December 15, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning 4Front’s Form 10-K for fiscal year ended December 31, 2022 (“Form 10-K”) and Form 8-K filed November 20, 2023 (“Form 8-K”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial and Performance Measures

Adjusted EBITDA, page 38

1.

Your statement that Adjusted EBITDA represents a clearer picture of what the Company’s operations could be doing, appears to imply that adjusted EBITDA is superior to your GAAP results. Please revise your future filings to remove any implication that adjusted EBITDA is superior or should be used as an alternative to your GAAP results. This comment also applies to the disclosures included within your March 31, 2023, June 30, 2023, and September 30, 2023 Forms 10-Q.

We respectfully acknowledge the Staff’s comment and advise that in future filings we will not state that Adjusted EBITDA provides a clearer picture of what the Company’s operations could be doing or imply that adjusted EBITDA is superior to or should be used as an alternative to our GAAP results.

2.

We note within your non-GAAP reconciliation that you present certain line items including but not limited to “Sale leaseback related interest expense and non-cash operating lease amortization,” “Facility start-up costs / under-absorbed overhead,” and “Acquisition, transaction, and other non-cash costs.” Please tell us and revise future filings to explain and quantify the components of these adjustments including the nature of the charges and what they represent. Within your discussion, explain how these adjustments comply with the guidance in Item 10(e) of Regulation S-K and the Non-GAAP Financial Measures Compliance & Disclosure Interpretations. This comment also applies to the disclosures included within your aforementioned Forms 10-Q.

We respectfully acknowledge the Staff’s comment and advise that we have considered Item 10(e) of Regulation S-K and the Non-GAAP Financial Measures Compliance & Disclosure Interpretations (“Non-GAAP C&DIs”) in preparing our responses.

We believe the line item adjustments are appropriate because these items are not normal, recurring cash charges and are not reflective of the Company’s core operating results over time. We do not believe these charges are necessary for operating the Company’s business nor will they be incurred over several successive years.

Adjustment for sale leaseback related interest expense and non-cash operating lease amortization

The line item “Sale leaseback related interest expense and non-cash operating lease amortization” relates to a sale leaseback transaction that did not qualify for sale accounting.

The Company advises the Staff, by way of background and as disclosed in the Company’s Form 10-K and March 31, 2023, June 30, 2023, and September 30, 2023 Forms 10-Q (collectively, the “Forms 10-Q”), on January 28, 2022, the Company acquired certain property in conjunction with its acquisition of New England Cannabis Company. The Company concurrently sold a portion of that property and, in connection with the sale, agreed to lease the location back for cultivation, with available repurchase options. The transaction did not meet the requirements of a sale leaseback transaction and as such was accounted for as a failed sale leaseback.

Below is an excerpt of the Company’s revised non-GAAP reconciliation to illustrate how the Company plans to address the Staff’s comment in its future filings.

	Form 10-K	Form 10-Q
(amounts in thousands)	FY 2022	Q1 2023	Q2 2023	Q3 2023
Interest expense (1)	$5,533	$1,400	$1,406	$1,413
Non-cash operating lease amortization (2)	609	75	71	(55)

	$6,142	$1,475	$1,477	$1,358

(1)	Represents interest expense on a failed sale leaseback that was reclassified as an operating lease liability.
(2)

Non-cash operating lease amortization represents the non-cash reduction of the right-of-use asset related to the straight-line lease cost on a failed sale leaseback that was reclassified as an operating lease.

Adjustment for facility start-up costs / under-absorbed overhead

The line item “Facility start-up costs / under-absorbed overhead” relates to startup costs and under-absorbed overhead incurred during the construction phase of a cultivation and production facility in Illinois and in connection with operations at certain of the Company’s facilities in California, respectively.

As disclosed in the Company’s Form 10-K and Forms 10-Q, the Company announced a multiphase expansion project to build an up to 558,000 sq. ft. cultivation and production facility in Matteson, Illinois. On November 10, 2022, the Company entered into a Second Amendment to Lease Agreement to, among other things, increase the tenant improvement allowance under the lease and extending its term. The Company also has a number of operations in California, certain of which have been discontinued.

Below is an excerpt of the Company’s revised non-GAAP reconciliation to illustrate how the Company plans to address the Staff’s comment in its future filings.

	Form 10-K	Form 10-Q
(amounts in thousands)	FY 2022	Q1 2023	Q2 2023	Q3 2023
Matteson Facility start-up costs (1)	$8,341	$2,972	$2,948	$2,987
Under-absorbed overhead costs (2)	6,563	—	—	—

	$14,904	$2,972	$2,948	$2,987

(1)	Represents start-up costs associated with overhead at the Company’s Matteson, Illinois cultivation and production facility.
(2)	Represents under-absorbed overhead costs associated with operations at certain of the Company’s facilities in California.

Adjustments for acquisition, transaction, and other non-cash costs

The line item “Acquisition, transaction, and other non-cash costs” relates to various one-time transaction asset acquisition and business combination costs.

Below is an excerpt of the Company’s revised non-GAAP reconciliation to illustrate how the Company plans to address the Staff’s comment in its future filings.

	Form 10-K	Form 10-Q
(amounts in thousands)	FY 2022	Q1 2023	Q2 2023	Q3 2023
Acquisition and transaction costs	$5,974	$—	$—	$—
Bad debt expense provision (1)	—	—	—	6,516
Other non-cash costs	2,235	798	1,306	1,839

	$5,974	$798	$1,306	$8,355

(1)	Represents bad debt expense provision for write-offs from a lease.

3.

As a related matter, please clarify if the “Loss (gain) on litigation settlement” includes the $3.8 million payment received from Frisco SPV, LLC. We note from your disclosures on page F-38 that this amount was recognized in other income and relates to planned litigation against four former licensing clients. Explain to us how you considered Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. This comment also applies to the disclosures included within your aforementioned Forms 10-Q.

We respectfully acknowledge the Staff’s comment and advise that we have considered Question 102.10 of the Non-GAAP C&Dis in preparing our response. The Company advises the Staff that “Loss (gain) on litigation settlement” does not include the $3.8 million payment received from Frisco SPV, LLC (“Frisco”). As disclosed in the Company’s Form 10-K, on October 13, 2022, the Company entered into a Prepaid Forward Purchase Agreement with Frisco in which Frisco advanced the Company $3.8 million in exchange for a share of the proceeds of the Company’s planned litigation against four former licensing clients. This payment is recognized in other income because the gain on any litigation against the Company’s former licensing clients was sold before the litigation was settled or finalized.

Below is an excerpt of the Company’s revised non-GAAP reconciliation to illustrate how the Company plans to address the Staff’s comment in its future filings.

	Form 10-K	Form 10-Q
(amounts in thousands)	FY 2022	Q1 2023	Q2 2023	Q3 2023
Loss (gain) on litigation settlement (1)	$250	$3	—	—

(1)	Excludes proceeds from advances under the Company’s Prepaid Forward Purchase Agreement with Frisco SPV, LLC.

Item 9A. Controls and Procedures, page 45

4.

We note the disclosure that you performed an assessment of your disclosure controls and procedures and internal control over financial reporting as of December 31, 2022; however, you did not clearly disclose management’s conclusions. Please tell us and revise your future filings to disclose management’s conclusion on whether your disclosure controls and procedures and internal controls over financial reporting were effective at the end of the period. Refer to the guidance in Items 307 and 308(a)(3) of Regulation S-K. This comment also applies to your disclosure controls and procedures assessments included within your aforementioned Forms 10-Q.

We respectfully acknowledge the Staff’s comment and advise that in future filings, we will clearly disclose management’s conclusions about its assessment of the Company’s disclosure controls and procedures and internal control over financial reporting. For the period ended December 31, 2022, the Company’s management concluded that its disclosure controls and procedures and internal controls over financial reporting were effective.

Consolidated Statements of Operations, page F-4

5.

Please revise future filings to remove the equity-based compensation line item from the face of your statements of operations. As indicated in SAB Topic 14-F, you may present stock-based compensation expense in a parenthetical note to the appropriate income statement line items, in the notes to the financial statements or within MD&A.

We respectfully acknowledge the Staff’s comment and advise that in future filings we will remove the equity-based compensation line item from the face of the Company’s statements of operations and will instead present stock-based compensation expense in a parenthetical note to the appropriate income statement line items, in the notes to the financial statements, or within the MD&A in accordance with SAB Topic 14-F.

Form 8-K Filed November 20, 2023

Exhibit 99.1

6.

Your presentation of Systemwide Pro Forma Revenue from continuing operations appears to be an individually tailored recognition and measurement principle that is inconsistent with US GAAP revenue recognition principles. Please remove this presentation from future filings or explain to us how this non-GAAP measure complies with the guidance in 100.01 and 100.04 of the Non-GAAP Compliance & Disclosure Interpretations. Refer to the guidance in Item 10€ of Regulation S-K.

We respectfully acknowledge the Staff’s comment and advise that we have considered Item 10(e) of Regulation S-K and Questions 100.01 and 100.04 of the Non-GAAP C&DIs. In future filings we will remove the presentation of Systemwide Pro Forma Revenue and will report any non-GAAP measures in compliance with the above-referenced guidance.

7.

We note you present a non-GAAP measure entitled “Adjusted EBITDA.” Please revise future filings to provide a reconciliation to the most directly comparable GAAP measure and to include all the disclosures outlined in Item 10(e) of Regulation S-K.

We respectfully acknowledge the Staff’s comment and advise that we have considered Item 10(e) of Regulation S-K and in future filings, whenever we present Adjusted EBITDA or any other non-GAAP measures, we will provide a reconciliation to the most directly comparable GAAP measure and will include all the disclosures outlined in Item 10(e) of Regulation S-K.

We appreciate the Commission’s time and attention.

Respectfully,

/s/ Christopher Wimmer

Christopher Wimmer

General Counsel

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